UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62492/July 14, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13937

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In the Matter of   :
                                                         :   ORDER MAKING FINDINGS AND
MICRO LABORATORIES, INC.   :   REVOKING REGISTRATION BY
                                                         :   DEFAULT

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SUMMARY

        This Order revokes the registration of the registered securities of Respondent Micro
Laboratories, Inc. (Micro Laboratories). The revocation is based on the company's repeated
failure to file required periodic reports with the Securities and Exchange Commission
(Commission).

I. BACKGROUND

        The Commission initiated this proceeding on June 11, 2010, with an Order Instituting
Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange
Act).[1] The OIP alleges that Micro Laboratories is a corporation with a class of equity securities
registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has
repeatedly failed to file with the Commission annual and quarterly reports in compliance with the
Exchange Act. Micro Laboratories was served with the OIP in accordance with 17 C.F.R. §
201.141(a)(2)(ii) on June 25, 2010.[2] To date, it has failed to file an Answer to the OIP, due ten

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[1] The hearing, scheduled for July 1, 2010, was postponed sine die on June 28, 2010. Micro
Labs., Inc., Admin. Proc. No. 3-13937 (A.L.J. June 28, 2010) (unpublished). On July 1, 2010,
Richard Hettler, who represented himself as the company's chief financial officer, submitted a
motion to postpone the July 1 hearing.

[2] Micro Laboratories was served with the OIP by service on its President, Robert Thistle, at 29
Lakeside Drive, Johnston, Rhode Island, which is also the business and mailing address shown
on the company's most recent filing with the Commission.

days after service. [3] See OIP at 2; 17 C.F.R. § 201.220(b). Thus, Micro Laboratories has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Micro Laboratories is in default, and the undersigned finds the allegations in the OIP to be true. See OIP at 2-3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Micro Laboratories, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Micro Laboratories (CIK No. 0001102276)[4] is a Nevada corporation currently located in Johnston, Rhode Island, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Micro Laboratories is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5], for the quarter ended June 30, 2005, which reported a net loss of $9,397 for the prior three months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Micro Laboratories violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the registered securities of Micro Laboratories will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5,

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[3] Micro Laboratories was advised that, if it failed to file an Answer within ten days of service of the OIP on it, it would be deemed to be in default, and the undersigned would enter an order revoking the registration of its securities. Micro Labs., Inc., Admin. Proc. No. 3-13937 (A.L.J. June 28, 2010) (unpublished). A copy of the foregoing order was handed to Mr. Hettler, as well.

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

2006); <u>Neurotech Dev. Corp.</u>, 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); <u>Hamilton Bancorp, Inc.</u>, 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); <u>WSF Corp.</u>, 77 SEC Docket 1831 (A.L.J. May 8, 2002). Micro Laboratories' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

<u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); <u>accord</u> <u>e-Smart Techs., Inc.</u>, 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Micro Laboratories, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge